Exhibit 1

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT, dated as of June 17, 2003 (this “Agreement”), is by and between IDT CORPORATION, a Delaware corporation (“IDT”), and HOWARD S. JONAS, an individual residing at                          (the “Holder”).

BACKGROUND

The authorized common shares of IDT consist of shares of Common Stock, par value $0.01 per share, Class A Common Stock, par value $0.01 per share (the “Class A Stock”), and Class B Common Stock, par value $0.01 per share (the “Class B Stock”).

IDT and the Holder have agreed to an exchange of 2,412,571 shares of Class A Stock held by IDT as treasury shares for an equal number of shares of Class B Stock (“the “Class B Shares”) held by the Holder on the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereby agree, subject to the terms and conditions hereinafter set forth, as follows:

ARTICLE I.

SHARE EXCHANGE

1.1    Exchange.    Upon delivery to IDT of the certificates representing the Class B Shares duly endorsed for transfer to IDT, IDT shall accept the Class B Shares and transfer or cause to be transferred to the Holder, in exchange therefor, an equal number of shares of Class A Stock which are currently held by IDT as treasury shares (the “Exchange”). The sole consideration for the Exchange shall be the shares of Class A Stock transferred in exchange for the Class B Shares.

1.2    Certificates.    IDT shall deliver or cause to be delivered to the Holder, as soon as practicable after accepting the Class B Shares for exchange, a certificate or certificates representing the shares of Class A Stock issuable to the Holder pursuant to the Exchange, which certificate or certificates shall be registered in the name of the Holder or such other name as shall be designated by the Holder.

ARTICLE II.

REPRESENTATIONS

2.1    Representations by the Holder.    The Holder represents and warrants to IDT that (i) the Holder is the beneficial owner of the Class B Shares, (ii) the Holder has the power and authority to exchange the Class B Shares and enter into this

Agreement and (iii) this Agreement does not violate any other agreement, contract or understanding to which the Holder is party or to which the Class B Shares may be subject.

ARTICLE III.

GENERAL

3.1    Further Assurances.    From time to time, as and when required by either party hereto, there shall be executed and delivered by the other party hereto such deeds and other instruments, and there shall be taken or caused to be taken by each party hereto such further and other actions, as shall be appropriate or necessary in order to consummate the transactions contemplated hereby.

3.2    Entire Agreement.    This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

3.3    Governing Law.    This Agreement shall in all respects be construed, interpreted and enforced in accordance with, and governed by, the laws of the State of Delaware.

3.4    Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

IDT CORPORATION

By:	/S/ JAMES COURTER
Name: James Courter
Title: Chief Executive Officer

/S/ HOWARD S. JONAS Howard S. Jonas